NOTE PURCHASE AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE NOTE PURCHASE AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PURSUANT TO SECTION 7.13 HEREOF, THE SECURITIES ARE SUBJECT TO AN IRREVOCABLE VOTING PROXY AND POWER OF ATTORNEY AND BY ACCEPTING ANY INTEREST IN SUCH SECURITIES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY THAT IRREVOCABLE VOTING PROXY.

SENIOR CONVERTIBLE NOTE PURCHASE AGREEMENT

This Senior Convertible Note Purchase Agreement (this "**Agreement**"), dated as of ___, 2023, is entered into among Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation (the "**Company**"), and Heroic CF SPV, LLC ("**Purchaser**").

WHEREAS, subject to the terms and conditions set forth herein, the Company wishes to issue and sell to the Purchaser, and the Purchaser wishes to purchase from the Company, one or more senior convertible promissory notes in exchange for $1,000,000 (the "**Consideration**").

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Definitions. Capitalized terms not otherwise defined in this Agreement will have the meanings set forth in this Section 1.

1.1   "**Common Stock**" means the Company's Series 1 Common Stock and the Company's Series 2 Common Stock, collectively.

1.2   "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of the Notes) means:

(a)   with respect to a conversion pursuant to Section 4.1, shares of the Equity Securities issued in the Next Equity Financing;

(b)   with respect to a conversion pursuant to Section 4.2, shares of Series 1 Common Stock; and

(c)   with respect to a conversion pursuant to Section 4.3, shares of Series 1 Common Stock.

1.3   "**Conversion Price**" means (rounded to the nearest 1/100th of one cent):

(a)   with respect to a conversion pursuant to Section 4.1, the lower of: (A) the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (B) the quotient resulting from dividing (x) US$50,000,000 by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

(b)   with respect to a conversion pursuant to Section 4.2, the quotient resulting from dividing (x) US$50,000,000 by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

(c)   with respect to a conversion pursuant to Section 4.3, the quotient resulting from dividing (x) US$50,000,000 by (y) the Fully Diluted Capitalization immediately prior to such conversion.

1.4   "**Corporate Transaction**" means:

(a)   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b)   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c)   the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

1.5   "**Discount**" means twenty percent (20%).

1.6   "**Equity Securities**" means (a) Common Stock; (b) any securities conferring the right to purchase Common Stock; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes (including the Notes) issued by the Company; and (iii) any SAFEs issued by the Company.

1.7   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

1.8   "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company (including the Notes issued pursuant to this Agreement); (ii) any SAFEs issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.9   "**Maturity Date**" means, with respect to each Note issued under this Agreement, December 31, 2025.

1.10   "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement, in one or more offerings with the principal purpose of raising capital, from which the Company receives gross proceeds of not less than US$10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the Notes).

1.11 "**Notes**" means the one or more senior convertible promissory notes issued to the Purchaser pursuant to Section 2, the form of which is attached hereto as Exhibit A.

1.12 "**Preferred Stock**" means the Company's preferred stock, whether now existing or hereafter created, including the Series Seed Preferred Stock.

1.13 "**Requisite Noteholders**" means the holders of a majority-in-interest of the aggregate principal amount of the Notes.

1.14 "**SAFE**" means any simple agreement for future equity (or other similar agreement) which is issued by the Company for bona fide financing purposes and which may convert into the Company's capital stock in accordance with its terms.

1.15 "**Securities**" means, collectively, the Notes, the Conversion Shares, and any Series 1 Common Stock issuable upon conversion of the Conversion Shares.

1.16 "**Securities Act**" means the Securities Act of 1933, as amended.

1.17 "**Series 1 Common Stock**" means the Company's Series 1 Common Stock, par value US$0.0001 per share.

1.18 "**Series 2 Common Stock**" means the Company's Series 2 Common Stock, par value US$0.0001 per share.

1.19 "**Series Seed Preferred Stock**" means the Company's Series Seed Preferred Stock, par value US$0.0001 per share

2. <u>Purchase and Sale of Notes</u>. In exchange for the Consideration paid by the Purchaser, the Company will sell and issue to such Purchaser one or more Notes. Each Note will have a principal balance equal to that portion of the Consideration paid by such Purchaser for such Note.

3. <u>Closings</u>.

3.1 <u>Initial Closing</u>. The initial closing of the sale of the Notes in return for the Consideration paid by the Purchaser (the "**Initial Closing**") will take place remotely via the exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company and the Purchaser agree upon orally or in writing. At the Initial Closing, the Purchaser will deliver the Consideration to the Company and the Company will deliver to the Purchaser one or more executed Notes in return for the respective Consideration provided to the Company.

3.2 <u>Subsequent Closings</u>. In any subsequent closing (each a "**Subsequent Closing**"), the Company may sell additional Notes subject to the terms of this Agreement to any purchaser as it will select. Any subsequent purchasers of Notes will become parties to, and will be entitled to receive Notes in accordance with, this Agreement. Each Subsequent Closing will take place remotely via the exchange of documents and signatures or at such locations and at such times as will be mutually agreed upon orally or in writing by the Company and such purchasers of additional Notes.

4. <u>Conversion</u>. Each Note will be convertible into Conversion Shares pursuant to this Section 4.

4.1   Next Equity Financing Conversion. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on the date of conversion by (y) the applicable Conversion Price. At least three (3) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

4.2   Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Section 4.1 or Section 4.3 or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of conversion by (y) the applicable Conversion Price.

4.3   Maturity Conversion. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price.

4.4   Mechanics of Conversion.

(a)   Financing Agreements. The Purchaser acknowledges that the conversion of the Notes into Conversion Shares pursuant to Section 4.1 may require such Purchaser's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Purchaser agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(b)   Certificates. As promptly as practicable after the conversion of each Note and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver to the holder thereof a certificate or certificates, which may be in paper or electronic form, evidencing the Conversion Shares (if certificated), or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by such holder. The Company will not be required to issue or deliver the Conversion Shares until the holder of such Note has surrendered the Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of the Notes pursuant to Section 4.1 and Section 4.2 may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

5.   Representations and Warranties of the Company. In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to the Purchaser as follows:

5.1 <u>Due Organization; Qualification and Good Standing</u>. The Company is a public benefit corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2 <u>Authorization and Enforceability</u>. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers and directors necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement and the Notes valid and enforceable in accordance with their terms.

6. <u>Representations and Warranties of the Purchaser</u>. In connection with the transactions contemplated by this Agreement, the Purchaser hereby represents and warrants to the Company as follows:

6.1 <u>Authorization</u>. The Purchaser has full power and authority (and, if such Purchaser is an individual, the capacity) to enter into this Agreement and to perform all obligations required to be performed by it hereunder. This Agreement, when executed and delivered by the Purchaser, will constitute such Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2 [Intentionally Omitted]

6.3 <u>Disclosure of Information; Non-Reliance</u>. The Purchaser acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Purchaser confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and such Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for such Purchaser. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.4 [Intentionally Omitted]

6.5 [Intentionally Omitted]

6.6 <u>Investment Representation</u>. Purchaser understands that the Notes have not been registered under the Securities Act. Purchaser also understands that the Notes are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in this Purchase Agreement.

6.7   [Intentionally Omitted]

6.8   [Intentionally Omitted]

6.9   Illiquidity and Continued Economic Risk. Purchaser acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Purchaser must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Purchaser acknowledges that Purchaser is able to bear the economic risk of losing Purchaser's entire investment in the Securities. Purchaser also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

6.10   Resales. Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (a)   To the Company;

    (b)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (c)   As part of an offering registered under the Securities Act with the SEC; or

    (d)   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

6.11   Valuation. The Purchaser acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Purchaser further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Purchaser's investment will bear a lower valuation.

7.   Miscellaneous.

7.1   Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Requisite Noteholders. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.2   Choice of Law. This Agreement and the Notes, and all matters arising out of or relating to this Agreement or the Notes, whether sounding in contract, tort, or statute, will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware. If a dispute arises out of this this Agreement, the Notes, or any matter arising out of or relating to this Agreement or the Notes, the parties hereto agree to exclusive jurisdiction and venue in the state or federal courts of Travis County, Austin, Texas.

7.3   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4   Titles and Subtitles. The titles and subtitles used in this Agreement are included for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5   Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7.5).

7.6   No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection with the transactions contemplated by this Agreement. The Purchaser agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Purchaser harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

7.7   Expenses. The party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

7.8   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9   Entire Agreement; Amendments and Waivers. This Agreement, the Notes and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Notwithstanding the foregoing, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each party to this Agreement and each holder of a Note purchased under this Agreement then outstanding and each future holder of all such Notes.

7.10   Effect of Amendment or Waiver. The Purchaser acknowledges and agrees that by the operation of Section 7.9 hereof, the Requisite Noteholders will have the right and power to diminish or eliminate all rights of such Purchaser under this Agreement and each Note issued to such Purchaser.

7.11   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provisions were so excluded and this Agreement will be enforceable in accordance with its terms.

7.12   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. The Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "IPO") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Purchaser or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7.12(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Purchase only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.12(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.12(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Purchaser's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Purchaser agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Purchaser's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7.12(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Purchaser agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.12(a) of this Agreement and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   such Purchaser has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Purchaser agrees that it will not make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c)   [Intentionally Omitted]

(d)   Restrictions on Transfer of Conversion Shares. The Purchaser understands and acknowledges that (i) the Conversion Shares may be subject to additional restrictions on transfer, (ii) the Common Stock and Series Seed Preferred Stock are subject to a right of refusal option in favor of the Company and/or its assignee(s), as provided in the Amended and Restated Bylaws of the Company, as may be amended from time to time (the "Bylaws"), (iii) the Common Stock and Series Seed Preferred Stock may not be transferred without the consent of the Company, as provided in the Bylaws, and (iv) the Bylaws may be amended from time to time in a manner that may alter such right of first refusal option or transfer restrictions on the Common Stock or Series Seed Preferred Stock or include or add restrictions with respect to any of the Conversion Shares.

7.13   Voting Proxy. The Purchaser shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Purchaser, (i) vote all Securities held of record by Purchaser (including any shares of the Company's capital stock that the Purchaser may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 7.13 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding the Securities. Such proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Purchaser (including any transferee of any Purchaser); any transferee receiving the Purchaser's Securities (or any portion thereof) shall agree to be bound by the provisions of this Section 7.13. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock. If any provision of this proxy or any part of any this Section 7.13 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

7.14   Exculpation. The Purchaser acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. The Purchaser agrees that no other Purchaser, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other Purchaser, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

7.15   Acknowledgment. For the avoidance of doubt, it is acknowledged that the Purchaser will be entitled to the benefit of all adjustments in the number of shares of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Shares that occur prior to the conversion of the Notes.

7.16   Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith.

7.17   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER

REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

By: _____
Name: Brian Johnson
Title: CEO

Address:
9901 Brodie Lane
Suite 160 #1388
Austin, Texas 78748

Email Address: invest@heroic.us

HEROIC CF SPV, LLC
By   Heroic   Enterprises,   Public   Benefit Corporation, its Manager

_____
Name: Brian Johnson
Title: CEO

Address:
9901 Brodie Lane
Suite 160 #1388
Austin, Texas 78748

Email Address: invest@heroic.us

EXHIBIT A

Form of Senior Convertible Promissory Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF MAY BE SUBJECT TO RIGHTS OF REFUSAL OR RESTRICTIONS ON TRANSFER.

SENIOR CONVERTIBLE PROMISSORY NOTE

No. SCN-[NUMBER]   **Date of Issuance:**

US$[PRINCIPAL AMOUNT]   **[DATE]**

FOR VALUE RECEIVED, Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation (the "**Company**"), hereby promises to pay to the order of [PURCHASER NAME] (the "**Holder**"), the principal sum of US$[PRINCIPAL AMOUNT], together with interest thereon from the date of this Note. Interest will accrue at a simple rate of four percent (4%) per annum. Unless earlier converted into Conversion Shares pursuant to Section 4 of that certain Senior Convertible Note Purchase Agreement dated as of _____, 2023, by and among the Company, the Holder and the other parties thereto (the "**Purchase Agreement**"), the principal and accrued interest of this Note will be due and payable by the Company at any time on or after the Maturity Date at the Company's election or upon demand by the Requisite Noteholders.

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein will have the meanings set forth in the Purchase Agreement.

1.   <u>Payment</u>. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Requisite Noteholders, except in the event of a Corporate Transaction (as set forth in Section 4.2(a) of the Purchase Agreement).

2.   <u>Ranking</u>. The indebtedness evidenced by this Note and the other Notes is a general unsecured obligation of the Company; provided, however, that the indebtedness evidenced by this Note and the other Notes, and the payment of the principal amount hereof and thereof and the interest hereon and thereon, shall be Senior (as defined below) to, and have priority in right of payment over, the indebtedness evidenced by the Existing Notes (as defined below). **"Senior"** shall be deemed to mean that, in the event of any default in the payment of the obligations represented by the Notes or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the Company, all sums payable on the Notes shall first be paid in full, with interest, if any, before any payment is made upon the Existing Notes. "Existing Notes" means the notes issued pursuant to the Convertible Note Purchase Agreement dated as of November 30, 2021, by and among the Company and the other noteholders party thereto, as may be amended from time to time.

3.   <u>Conversion of the Notes</u>. This Note and any amounts due hereunder will be convertible into Conversion Shares in accordance with the terms of Section 4 of the Purchase Agreement.

4.   <u>Amendments and Waivers; Resolutions of Dispute; Notice</u>. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice among the Company and the Holder will be governed by the terms of the Purchase Agreement.

5.   <u>Successors and Assigns</u>. This Note applies to, inures to the benefit of, and binds the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Requisite Noteholders. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Holder and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other purchasers (or their respective successors or assigns).

6.   <u>Officers and Directors not Liable</u>. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7.   <u>Limitation on Interest</u>. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holders as a payment of principal.

8.   <u>Choice of Law; Venue</u>. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute, will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware. If a dispute arises out of this Note or any matter arising out of or relating to this Note, the parties hereto agree to exclusive jurisdiction and venue in the state or federal courts of Travis County, Austin, Texas.

9.   <u>Approval</u>. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note primarily for the operations of its business, and not for any personal, family or household purpose.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

By: _____
Name: Brian Johnson
Title: CEO